November 20, 2017

Re:	GeoPark Limited Form 20-F for Fiscal Year Ended December 31, 2016 Response Dated October 11, 2017 File No. 001-36298

Mr. Brad Skinner

Office of Natural Resources
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Skinner,

We are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 23, 2017 responding to our letter dated October 11, 2017 relating to our Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”).

Set forth below is our response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by our response to each comment as well as a summary of the responsive actions taken.

Business Overview, page 35

Developed and Undeveloped Acreage, page 65

1.	We have read your response to prior comment 4 and note your view that as there are no productive wells on acreage in Argentina, further disclosure under Item 1208 of Regulation S-K is not necessary. Please note that Item 1208(b) of Regulation S-K requires disclosure of all undeveloped acreage. Therefore, we reissue our prior comment regarding the presentation of your gross and net developed and undeveloped acreage in Argentina. Refer to the disclosure requirements under Item 1208(b) and the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K.

Response:	We acknowledge the Staff’s comment. We note that total acreage for each geographic region, including Argentina, is disclosed in section “B. Business Overview—Our operations” of the 2016 Form 20-F. Specifically, total acreage for our operations in Argentina is provided on page 58. Taking note of Items 1208(b) and 1208(c)(4) of Regulation S-K, we will in future Forms 20-F amend the table set forth on page 65 of the 2016 Form 20-F to include total gross and net developed and undeveloped acreage in each geographic area pursuant to the definitions provided therein. For the year ended December 31, 2016, the amended table would be as follows:

Mr. Brad Skinner Office of Natural Resources U.S. Securities and Exchange Commission	2

	Acreage(1)
	Colombia	Chile	Peru	Brazil	Argentina
	(in thousands of acres)
Total developed acreage
Gross	7.3	8.1	1.1	4.1	-
Net	4.6	7.6	0.8	0.4	-
Total undeveloped acreage
Gross	629.0	929.8	1,879.9	261.0	1,855.6
Net	368.3	683.0	1,410.0	241.9	371.5
Total developed and undeveloped acreage
Gross	636.3	937.9	1,881.0	265.1	1,855.6
Net	372.9	690.6	1,410.8	242.3	371.5

(1)	Developed acreage is defined as acreage assignable to productive wells. Undeveloped acreage is defined as acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves. Net acreage based on our working interest.

Notes to Consolidated Financial Statements

Supplemental Information on Oil and Gas Activities (Unaudited), page F-68

Estimated Oil and Gas Reserves, page F-71

2.	We note your response to prior comment 5 and the illustration of your proposed expanded disclosure relating to an appropriate explanation for all significant changes in proved reserves that occurred pursuant to FASB ASC 932-235-50-5. Your expanded disclosure should address each individual factor, including offsetting factors, underlying the changes associated with revisions in the previous estimates of your proved reserves. To the extent applicable, your disclosure of revisions in the previous estimates of proved reserves should identify such individual factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan, so that the change in net reserves between periods is fully explained. Revise the disclosure of changes in proved reserves provided pursuant to FASB ASC 932-235-50-5 to include appropriate explanation for all significant changes that occurred during the periods presented.

Response:	We note the Staff´s comment and in future Forms 20-F will include additional disclosure to explain revisions in the previous estimates of our proved reserves in accordance with FASB ASC 932-235-50-5. As an example, for the years ended December 31, 2014 through December 31, 2016, the disclosure would be as follows:

Oil and Condensate - Year ended December 31, 2016:

For the year ended December 31, 2016, the Company’s oil and condensate proved reserves were revised upward by 7 mmbbl. The primary factors leading to the above were:

Mr. Brad Skinner Office of Natural Resources U.S. Securities and Exchange Commission	3

-	Better than expected performance from existing wells, resulting in an increase of 9 mmbbl, of which 8 mmbbl was from the Tigana, Jacana and other minor fields in the Llanos 34 Block, and 1 mmbbl was from the Fell Block in Chile.

-	Such increase was partially offset by lower average oil prices impacting the La Cuerva and Yamu blocks in Colombia, resulting in a 2 mmbbl decrease.

Oil and Condensate - Year ended December 31, 2015:

For the year ended December 31, 2015, the Company’s oil and condensate proved reserves were revised upwards by 0.1 mmbbl. The primary factors leading to the above were:

-	Better than expected performance from existing wells, of which 2 mmbbl was from the Llanos 34 Block in Colombia and 1 mmbbl from the Fell Block in Chile.

-	Such increase was partially offset by the impact of lower average oil prices resulting in a 2 mmbbl decrease in reserves from the La Cuerva and Yamu blocks in Colombia, and a 1 mmbbl decrease in reserves related to a change in a previously adopted development plan in the Fell Block in Chile.

Oil and Condensate: Year ended December 31, 2014:

For the year ended December 31, 2014, the Company’s oil and condensate proved reserves were revised upward by 3 mmbbl. The increase was mainly in Colombia, due to better than expected performance from existing wells in the Tua, Max and Tarotaro fields in the Llanos 34 Block.

Natural Gas Reserves: Year ended December 31, 2016:

For the year ended December 31, 2016, the Company’s proved natural gas reserves were revised upwards by 5 billion cubic feet. This increase was mainly driven by:

-	Better than expected performance from existing wells, primarily the Ache field in the Fell Block in Chile, resulting in an addition of 9 billion cubic feet. This increase was partially offset by a reduction of 4 billion cubic feet in the Pampa Larga field, also in the Fell Block.

Natural Gas Reserves: Year ended December 31, 2015:

For the year ended December 31, 2015, the Company’s proved natural gas reserves were revised by 0.2 billion cubic feet. This was the combined effect of:

-	Better than expected performance from existing wells that resulted in an increase of 13 billion cubic feet (3 billion cubic feet from the Manati field in Brazil and 10 billion cubic feet from the Fell Block in Chile).

-	The above was partially offset by a decrease of 13 billion cubic feet due to lower average gas prices in the Fell and Tierra del Fuego (TdF) blocks in

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Chile (totaling 3 billion cubic feet) and changes in previously adopted development plan in the Fell Block in Chile (totaling 10 billion cubic feet).

Natural Gas Reserves: Year ended December 31, 2014:

For the year ended December 31, 2014, the Company’s proved natural gas reserves were revised upward by 3 billion cubic feet. This increase was mainly driven by:

- Better than expected performance from existing wells, primarily due to the performance of the Chercan field development in TdF Blocks in Chile and gas performance and development in the Fell Block, resulting in an increase of 4 billion cubic feet.

- The above was partially offset by a reduction of 1 billion cubic feet due to changes in a previously adopted development plan in the Aonikenk and Pampa Larga fields in the Fell Block in Chile.

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Please do not hesitate to contact me at +54-11-4312-9400 or aocampo@geo-park.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours /s/ Andrés Ocampo
Andrés Ocampo Chief Financial Officer GeoPark Limited

cc:	Via E-mail Maurice Blanco, Davis Polk & Wardwell LLP Yasin Keshvargar, Davis Polk & Wardwell LLP Ezequiel Mirazon, Price Waterhouse & Co. S.R.L., Argentina German Moss, DeGolyer and MacNaughton